Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER REPORTS GOLD-SILVER RESULTS IN TRENCHES AT VETA MINITAS, MONTERDE

February 7, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce assay results from a program of comprehensive channel sampling of surface trenches at the Veta Minitas deposit at its Monterde Project in Mexico.

“We are pleased with the results of these gold-silver assays from the recent surface trenching program at the Veta Minitas deposit, which is part of an on-going program to upgrade and expand the gold-silver mineral resources at Monterde,” said Gordon Cummings, President and CEO of Kimber Resources. “These results, which include some high grade silver values, support and enhance our understanding of the gold-silver mineralization at Veta Minitas and should benefit future mineral resource estimates,” he said.

Highlights of the surface trench assay results from the Veta Minitas structure are tabulated below:

Trench	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)
T-S36M/B	6.09	12.18	6.09	0.12	37.0
T-S37M/C	6.13	12.27	6.13	1.48	178.0
including	7.16	11.24	4.09	2.11	247.0
T-S38M/B	13.11	23.19	10.08	0.05	53.7
T-S40M/A	22.09	23.29	1.20	0.76	333.9
T-S41M/A	0.00	5.74	5.74	0.26	66.4
and	10.53	17.22	6.70	0.19	90.4
T-S41M/D	4.90	10.78	5.88	0.10	40.0
T-S42M/A	0.00	12.36	12.36	0.54	173.6
including	2.09	5.24	3.14	1.35	341.0
T-S42M/C	0.00	6.38	6.38	0.13	64.0
and	35.80	41.69	5.89	0.24	79.0
including	37.55	38.75	1.20	0.90	155.0
T-43M/C	38.13	45.34	7.21	0.30	63.0
including	44.14	45.34	1.20	1.38	179.0

Trenching Program

During late 2010, a trenching program consisting of 24 trenches was carried out at the Veta Minitas deposit located 250 metres west of the main Carmen deposit. A total of 595 samples were collected and analysed for gold, silver and other elements. The purpose of the program was to define the structural controls on mineralization previously intersected in drill holes and to determine if mineralization encountered in drill holes could be traced to surface. The aim of the program was to increase confidence in near-surface mineral resources and to facilitate, where possible, the upgrade of inferred mineral resource blocks to indicated or measured categories within the area of the proposed open pit. In addition, areas outside the proposed pit were excavated and sampled with the objective of increasing mineral resources as well as providing information to guide future exploration. This comprehensive channel sampling of surface trenches included full quality assurance and quality control (“QA/QC”) procedures that should support the results being included in the Monterde technical database. True widths are estimated to be approximately 80% of the interval widths reported herein.

Trenching Methodology

Trenches were located on section lines used for the drilling grid spaced on 25 metre spacing, oriented 45 degrees, approximately perpendicular to the mineralized structures. The trenches were excavated using a backhoe where possible or dug by hand using pick and shovel where access was difficult. The trenches were then washed with water and broom until the bedrock was clearly exposed. Samples were then marked out using a measuring tape at one metre intervals. A rock saw was used to cut two parallel channels in the bedrock approximately five cm apart and five cm deep. The beginning and end of each sample was marked by a short saw cut perpendicular to the sample orientation. The area between the two channels was chipped out using a hammer and chisel and placed in a sample bag along with the sample tag and the bag secured with cinch straps. Trench sampling followed the same QA/QC protocol used in drilling. One duplicate sample was cut in the area where the highest grade was expected by the geologist. One blank sample and one reference standard were inserted into the sample stream approximately every 25 samples. The samples were then placed in a large bag with the sample sequence recorded on the bag along with the laboratory address. The samples were stored on site in a locked building until they were transported to the ALS-Chemex preparation laboratory in Chihuahua. The trenches were photographed before and after sampling. They were then mapped in detail by the senior geologists and the data sent to Vancouver. The beginning and end of each trench was surveyed.

Trench Geology

Gold and silver mineralization is strongly related to zones of silicification within broad zones of geochemically anomalous zinc. Results of mapping and sampling indicate two semi-parallel zones of mineralization separated by a corridor of weak to anomalous mineralization. Fault and shear zones bordering the corridor dip into the corridor indicating the possible presence of a graben. It is possible that the mineralization expected there has been down faulted a significant distance. Previous drilling at Veta Minitas has shown the presence of high grade gold-silver mineralization within the corridor at depth.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Preliminary Assessment for Monterde in 2010 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the surface and adit sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack (Monterde project) and standards inserted after sample preparation (Monterde Project). Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.